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[LOGO]    PRECISION
          SYSTEMS

Contact:  PRECISION SYSTEMS, INC.
          Russell I. Pillar
          President and Chief Executive Officer
          813.572.9300, ext. 3000

                                                         FOR IMMEDIATE RELEASE

                         PRECISION SYSTEMS' TWO-TIERED
                         CAPITAL STRUCTURE ELIMINATED

   RMS Limited Partnership Exchanges Class B Common Stock for Common Stock;
          Precision Systems Immediately Cancels Class B Common Stock

     St. Petersburg, Florida; July 1, 1996 -- Precision Systems, Inc. (NASDAQ--PSYS; BOSTON--PNS) today announced that RMS Limited Partnership, the sole owner of the Company's Class B Common Stock, has elected to convert all of its Class B Common Stock into an equal number of shares of the Company's regular Common Stock. The exchange was made at the suggestion of Roy M. Speer, the non-managing general partner of RMS Limited Partnership. No premium was paid by the Company to effect the exchange of the stock.

     The Class B Common Stock possessed "super voting" rights to vote ten to one on most matters submitted for stockholder approval under the Delaware General Corporation Law, including the election of directors. The Class B Common Stock also voted as a separate class and effectively had veto rights on major corporate actions such as mergers, recapitalizations, and the sale of assets, among other events. According to the Company's restated Certificate of Incorporation, the Class B shares, which have been converted in their entirety, have been retired and are not available for reissue.

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     As a consequence of the conversion, all of the Precision Systems Common
Stock currently outstanding or eligible to be issued under the Company's restated Certificate of Incorporation now votes as a single class on a one vote per share basis on all matters submitted to shareholders. According to the latest public filings, the Company's three largest common stock shareholders--Vulcan Ventures Incorporated (the investment vehicle for Microsoft co-founder and new media investor Paul Allen), Alta Investissements SA (the investment vehicle for European investor Didier Primat), and RMS Limited Partnership, each own approximately 19% of the Company's common stock.

     "Precision Systems' management team has proven to me and to the rest of the investing public over the last two years that they know what it means and they have what it takes to create a market-leading world class company," said Roy M. Speer, co-founder of Home Shopping Network, Inc. and founder of Precision Systems, Inc. "While I continue to be a supporter and a major owner of the Company, I believe that converting the B stock will facilitate Precision Systems' corporate growth strategy and enhance its ability to respond quickly to market opportunities."

     Commenting on the conversion, Russell I. Pillar, Precision Systems' President and Chief Executive Officer, stated, "We are gratified by the vote of confidence which RMS Limited Partnership has placed in us by forgoing its extraordinary rights under Precision Systems' previous capital structure. The new Precision Systems now has a capital structure and an ownership group which is as compelling and as easy to understand as is the opportunity in front of us. While new challenges appear every day, we are as optimistic as we have ever been about our long-term prospects for success."

     Precision Systems sells and supports solutions which simplify and personalize communications for the customers of nearly 600 wireless, wireline, and large virtual private network installations in more than 35 countries around the world.

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